   SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________
Amendment No. 1

DEL TACO INCOME PROPERTIES IV
(Name of Subject Company)

MACKENZIE INCOME FUND 27, LLC, MACKENZIE BADGER ACQUISITION CO. 4, LLC, AND COASTAL REALTY BUSINESS TRUST; AND MACKENZIE CAPITAL MANAGEMENT, LP
(Bidders)
UNITS OF LIMITED PARTNERSHIP INTEREST
(Title of Class of Securities)

none or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Capital Management, LP	MacKenzie Capital Management, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$5,009,472	$582.10

*	For purposes of calculating the filing fee only. Assumes the purchase of 156,546 Units at a purchase price equal to $32 per Unit in cash.

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $582.10
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Capital Management, LP
Date Filed: September 18, 2015

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going private transaction subject to Rule 13e-3
[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 1 TO TENDER OFFER

This is Amendment No. 1 to Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by: MacKenzie Income Fund 27, LLC, MacKenzie Badger Acquisition Co. 4, LLC, AND COASTAL REALTY BUSINESS TRUST (collectively the "Purchasers") to purchase all Units of limited partnership interest (the "Units") in Del Taco Income Properties IV (the "Partnership"), the subject company, not already held by purchasers and their affiliates at a purchase price equal to $32 per Unit, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated September 18, 2015 (the "Offer Date") and the related Assignment Form.

This Amendment No. 1 is being filed to correct a typographical error in the Purchasers' table on page 7 of the Offer.  The "estimated net valuation of units"  should be $6,768,475 not $15,262,685.  Except as amended, all terms of the Offer and Exhibits remain unchanged.

Item 12.                          Exhibits.

(a)(1)	Offer to Purchase dated September 18, 2015*

(a)(2)	Assignment Form*

(a)(3)	Form of Letter to Unit holders dated September 18, 2015*

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on September 18, 2015.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            October 2, 2015

MacKenzie Income Fund 27, LLC, MacKenzie Badger Acquisition Co. 4, LLC, and Coastal Realty Business Trust
By: MacKenzie Capital Management, LP, Manager/General Partner/Trustee

By:	/s/ Chip Patterson
Chip Patterson, Managing Director

MACKENZIE CAPITAL MANAGEMENT, LP

By:	/s/ Chip Patterson
Chip Patterson, Managing Director